Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 27, 2010	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1

Natuzzi S.p.A. Announces Second Quarter and First Six Months 2010 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 27, 2010--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today announced its financial results for the second quarter and first six months of 2010.

SECOND QUARTER 2010 SUMMARY:

  Upholstery Net Sales were €130.9 million, up 12.0% as compared to the second quarter of 2009
  Total Net Sales were €145.2 million, up 8.7% as compared to the same period of 2009
  Industrial margin was €54.6 million, versus €50.5 million recorded in the second quarter of 2009
  Operating Income was €2.2 million, as compared to €1.1 million for the same period of 2009
  Net group loss was €2.8 million versus a loss of €3.9 million recorded in the same quarter of 2009
  Positive net cash position of €49.0 million

Second Quarter Results 2010

Total Net Sales (including raw materials and semi-finished products sold to third parties) were €145.2 million, an increase of 8.7% as compared to corresponding period of 2009.

Upholstery net sales were €130.9 million, up 12.0% as compared to the same period of 2009.

The contribution to upholstery net sales by geographic area was as follows: Europe (excluding Italy) 40.1%, Americas 37.4%, Italy 10.0% and Rest of the World 12.5%.

The major commercial performances came from North America (+38%), Asia-Oceania (+42%) and Great Britain (+49%).

Industrial margin was €54.6 million, showing an increase of 8.1% versus the same quarter of 2009. The increase of volumes sold and the major internal efficiencies enabled the group to offset the consequences of significant increases in raw material costs, in particular leather.

Transportation costs were negatively influenced by a significant increase in freight fares.

At the same time, an increase in terms of sales commissions was recorded due to the better performance in terms of sales in those geographical areas operated by some sales agents who are compensated through commissions on turnover

In order to reduce the impact generated by the above mentioned increases, the Group has implemented a further containment plan to its cost structure.

The EBITDA of the Group recorded an improvement to €8.2 million as compared to €7.9 over the corresponding period of 2009.

Operating income also improved to €2.2 million with respect to €1.1 million recorded at the corresponding period of 2009.

Net Group Result shows a loss of €2.8 million recovering from the loss of €3.9 million recorded in the same period of last year despite the effects of a higher tax burden.

First Six Months Results 2010

Total net sales for the first six months of 2010 were €271.7 million up 10.9% as compared to the same period of 2009.

Upholstery net sales were €242.2 million, an increase of 13.3% with respect to the same period of 2009.

The contribution to upholstery net sales by geographic area was as follows: Europe (excluding Italy) 41.2%, Americas 35.1%, Italy 11.8% and Rest of the World 11.9%.

Industrial margin considerably improved to 38.0% on net sales compared to 32.2% thanks to some intense activities initiated in 2009 aimed at obtaining an industrial rationalization.

EBITDA recorded a profit of €15.0 million versus a loss of €1.5 million in the same period of 2009.

Operating income was €2.7 million as compared to a loss of €15.4 million reported in the first six months of 2009.

Net Group Result recorded a loss of €4.1 million, an appreciable improvement as compared to the €14.2 million loss reported in the same period of last year despite the increase of extraordinary costs tax burden.

Net Financial Position as of June 30, 2010 remains positive at €49.0 million although it decreased compared to December 31, 2009 mainly due to some major investments in working capital as a consequence of the increase in volumes of sales.

Pasquale Natuzzi, Chairman and Chief Executive Officer of Natuzzi S.p.A., commented: “Having recorded an operating income for the fifth consecutive quarter, despite a general situation which continues to be very uncertain, is a confirmation of the effectiveness of the work done so far.

Net sales for the first six months of the year went up compared to 2009 although the market recovery seems to be slower and below than originally expected. The strong financial position confirms the solidity of the Group and its ability to invest in strategic projects. Our focus remains on product and process innovation, cost reduction in all areas of business management, with the objective of improving the quality of our offer and service, recovering competitiveness, returning to profitability and maintaining the leadership in the field”.

The Company will host a conference call on Tuesday September 28, 2010 at 10:00 a.m. Eastern Time to discuss second quarter and first half 2010 financial results. To participate, dial toll-free 1-877-591-4959 and dial international 1-719-325-4863. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the completion of the conference call through October 28, 2010. To access the telephone replay, participants should dial 1-877-870-5176 for domestic calls and 1-858-384-5517 for international calls. The access code for the replay is: 2145933

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 515.4 million in 2009, Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on June 30, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	30-Jun-10	30-Jun-09%		30-Jun-10	30-Jun-09

Upholstery net sales	130.9	116.9	12.0%	90.2%	87.5%
Other sales	14.3	16.7	-14.4%	9.8%	12.5%
Total Net Sales	145.2	133.6	8.7%	100.0%	100.0%

Consumption (*)	(58.9)	(54.6)	7.9%	-40.6%	-40.9%
Labor	(20.6)	(20.2)	2.0%	-14.2%	-15.1%
Third-party manufacturers	(0.7)	(0.6)	16.7%	-0.5%	-0.4%
Industrial Costs	(10.4)	(7.7)	35.1%	-7.2%	-5.8%
of which Depreciation, Amortization	(2.9)	(3.5)
Cost of Sales	(90.6)	(83.1)	9.0%	-62.4%	-62.2%

Industrial Margin	54.6	50.5	8.1%	37.6%	37.8%

Selling Expenses	(41.0)	(37.2)	10.2%	-28.2%	-27.8%
of which Transportation	(13.5)	(10.7)	26.2%
of which Advertising	(6.4)	(8.9)	-28.1%
of which Depreciation, Amortization	(2.0)	(2.2)
G&A Expenses	(11.4)	(12.2)	-6.6%	-7.9%	-9.1%
of which Depreciation, Amortization	(1.1)	(1.1)

EBITDA	8.2	7.9	3.8%	5.6%	5.9%

Operating Income/(Loss) (EBIT)	2.2	1.1	100.0%	1.5%	0.8%

Interest Income/(Costs), Net	(0.3)	(0.3)
Foreign Exchange, Net	1.2	(0.6)
Other Income/(Cost), Net	(2.6)	(1.7)

Earning before Income Taxes	0.5	(1.5)		0.3%	-1.1%

Current taxes	(3.2)	(2.3)		-2.2%	-1.7%

Net result	(2.7)	(3.8)	28.9%	-1.9%	-2.8%

Minority interest	0.1	0.1

Net Group Result	(2.8)	(3.9)	28.2%	-1.9%	-2.9%

Net Group Result per Share	(0.05)	(0.07)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	30-Jun-10	30-Jun-09%		30-Jun-10	30-Jun-09

Total Net Sales	184.9	170.1	8.7%	100.0%	100.0%
Gross Profit	69.5	64.3	8.1%	37.6%	37.8%
Operating Income (Loss)	2.8	1.4	100.0%	1.5%	0.8%
Net Group Result	(3.6)	(5.0)	28.2%	-1.9%	-2.9%
Net Group Result per Share	(0.1)	(0.1)

Average exchange rate (U.S.$ per €)	1.2734

(*) Purchases plus beginning stock minus final stock

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	three months ended on					three months ended on

	30-Jun-10		30-Jun-09		Change %	30-Jun-10		30-Jun-09		Change %

Americas	48.9	37.4%	33.0	28.2%	48.2%	259,429	47.5%	182,269	37.4%	42.3%
Natuzzi	3.2	2.5%	4.1	3.5%	-22.0%	8,234	1.5%	11,226	2.3%	-26.7%
All brands (*)	45.7	34.9%	28.9	24.7%	58.1%	251,195	46.0%	171,043	35.1%	46.9%

Europe	52.5	40.1%	58.2	49.8%	-9.8%	186,053	34.0%	213,498	43.8%	-12.9%
Natuzzi	26.5	20.2%	31.0	26.5%	-14.5%	53,882	9.9%	74,554	15.3%	-27.7%
All brands (*)	26.0	19.9%	27.2	23.3%	-4.4%	132,171	24.1%	138,944	28.5%	-4.9%

Italy (Natuzzi)	13.1	10.0%	14.1	12.1%	-7.1%	40,462	7.4%	43,655	9.0%	-7.3%

Rest of the world	16.4	12.5%	11.6	9.9%	41.4%	60,505	11.1%	48,094	9.9%	25.8%
Natuzzi	8.9	6.8%	6.6	5.6%	34.8%	20,790	3.8%	16,934	9.0%	22.8%
All brands (*)	7.5	5.7%	5.0	4.3%	50.0%	39,715	7.3%	31,160	6.4%	27.5%

Total	130.9	100.0%	116.9	100.0%	12.0%	546,449	100.0%	487,516	100.0%	12.1%

Brands breakdown
	Net sales million euro					Net sales seats

	three months ended on					three months ended on

	30-Jun-10		30-Jun-09		Change %	30-Jun-10		30-Jun-09		Change %

Natuzzi	51.7	39.5%	55.8	47.7%	-7.3%	123,368	22.6%	146,369	30.0%	-15.7%

All brands (*)	79.2	60.5%	61.1	52.3%	29.6%	423,081	77.4%	341,147	70.0%	24.0%

Total	130.9	100.0%	116.9	100.0%	12.0%	546,449	100.0%	487,516	100.0%	12.1%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for six months ended on June 30, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Six months ended on		Change	Percent of Sales
	30-Jun-10	30-Jun-09%		30-Jun-10	30-Jun-09

Upholstery net sales	242.2	213.8	13.3%	89.1%	87.3%
Other sales	29.5	31.1	-5.1%	10.9%	12.7%
Total Net Sales	271.7	244.9	10.9%	100.0%	100.0%

Consumption (*)	(105.8)	(105.0)	0.8%	-38.9%	-42.9%
Labor	(40.2)	(40.1)	0.2%	-14.8%	-16.4%
Third-party manufacturers	(1.6)	(1.9)	-15.8%	-0.6%	-0.8%
Industrial Costs	(20.8)	(19.0)	9.6%	-7.7%	-7.8%
of which Depreciation, Amortization	(6.0)	(7.4)
Cost of Sales	(168.4)	(166.0)	1.5%	-62.0%	-67.8%

Industrial Margin	103.3	78.9	30.9%	38.0%	32.2%

Selling Expenses	(78.7)	(71.3)	10.4%	-29.0%	-29.1%
of which Transportation	(25.1)	(19.7)
of which Advertising	(12.7)	(14.6)
of which Depreciation, Amortization	(4.1)	(4.4)
G&A Expenses	(21.8)	(23.0)	-5.2%	-8.0%	-9.4%
of which Depreciation, Amortization	(2.2)	(2.1)

EBITDA	15.0	(1.5)	1102.0%	5.5%	-0.6%

Operating Income/(Loss) (EBIT)	2.7	(15.4)	117.7%	1.0%	-6.3%

Interest Income/(Costs), Net	(0.6)	(0.6)
Foreign Exchange, Net	2.0	5.7
Other Income/(Cost), Net	(2.3)	0.1

Earning before Income Taxes	1.8	(10.2)	117.9%	0.7%	-4.2%

Current taxes	(5.8)	(3.8)		-2.1%	-1.6%

Net result	(4.0)	(14.0)	71.7%	-1.5%	-5.7%

Minority interest	0.1	0.2

Net Group Result	(4.1)	(14.2)	71.4%	-1.5%	-5.8%

Net Group Result per Share	(0.07)	(0.26)

Key Figures in U.S. dollars	Six months ended on		Change	Percent of Sales
(millions)	30-Jun-10	30-Jun-09%		30-Jun-10	30-Jun-09

Total Net Sales	360.9	325.3	10.9%	100.0%	100.0%
Gross Profit	137.2	104.8	30.9%	38.0%	32.2%
Operating Income (Loss)	3.6	(20.5)	-117.7%	1.0%	-6.3%
Net Group Result	(5.4)	(18.9)	71.4%	-1.5%	-5.8%
Net Group Result per Share	(0.1)	(0.3)

Average exchange rate (U.S.$ per €)	1.3283

(*) Purchases plus beginning stock minus final stock

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	six months ended on					six months ended on

	30-Jun-10		30-Jun-09		Change %	30-Jun-10		30-Jun-09		Change %

Americas	84.9	35.1%	62.4	29.2%	36.1%	457,123	45.1%	342,073	38.0%	33.6%
Natuzzi	7.6	3.1%	7.8	3.6%	-2.6%	19,781	2.0%	22,343	2.5%	-11.5%
All brands (*)	77.3	31.9%	54.6	25.5%	41.6%	437,342	43.2%	319,730	35.5%	36.8%

Europe	99.7	41.2%	105.0	49.1%	-5.0%	360,810	35.6%	393,457	43.7%	-8.3%
Natuzzi	51.1	21.1%	53.5	25.0%	-4.5%	113,986	11.3%	128,684	14.3%	-11.4%
All brands (*)	48.6	20.1%	51.5	24.1%	-5.6%	246,824	24.4%	264,773	29.4%	-6.8%

Italy (Natuzzi)	28.7	11.8%	26.4	12.3%	8.7%	86,956	8.6%	80,762	9.0%	7.7%

Rest of the world	28.9	11.9%	20.0	9.4%	44.5%	107,873	10.7%	84,010	9.3%	28.4%
Natuzzi	16.7	6.9%	11.6	5.4%	44.0%	39,183	3.9%	30,201	9.0%	-51.5%
All brands (*)	12.2	5.0%	8.4	3.9%	45.2%	68,690	6.8%	53,809	6.0%	27.7%

Total	242.2	100.0%	213.8	100.0%	13.3%	1,012,762	100.0%	900,302	100.0%	12.5%

Brands breakdown
	Net sales million euro					Net sales seats

	six months ended on					six months ended on

	30-Jun-10		30-Jun-09		Change %	30-Jun-10		30-Jun-09		Change %

Natuzzi	104.1	43.0%	99.3	46.4%	4.8%	259,906	25.7%	261,990	29.1%	-0.8%

All brands (*)	138.1	57.0%	114.5	53.6%	20.6%	752,856	74.3%	638,312	70.9%	17.9%

Total	242.2	100.0%	213.8	100.0%	13.3%	1,012,762	100.0%	900,302	100.0%	12.5%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets as at June 30, 2010 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	30 June 10	31 Dec 09

Current assets:
Cash and cash equivalents	58.9	66.3
Marketable debt securities	0.0	0.0
Trade receivables, net	102.6	97.1
Other receivables	58.1	54.5
Inventories	87.6	81.6
Unrealized foreign exchange gains	0.1	0.3
Prepaid expenses and accrued income	1.2	1.4
Deferred income taxes	0.7	0.7

Total current assets	309.2	301.9

Non current assets:
Net property, plant and equipment	194.3	193.9
Other assets	11.0	12.9

Total non current assets	205.3	206.8

TOTAL ASSETS	514.5	508.7

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	3.3	0.8
Current portion of long-term debt	1.3	1.1
Accounts payable-trade	58.9	66.5
Accounts payable-other	29.2	29.3
Unrealized foreign exchange losses	2.8	0.4
Accounts payable-shareholders for dividends	0.0	0.0
Income taxes	4.0	3.7
Salaries, wages and related liabilities	14.6	15.0

Total current liabilities	114.1	116.8

Long-term liabilities:
Employees' leaving entitlement	28.9	29.6
Long-term debt	5.3	5.9
Deferred income for capital grants	10.6	11.2
Other liabilities	18.8	18.2

Total long-term liabilities	63.6	64.9

Minority interest	2.3	1.9

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	258.3	248.9

Total shareholders' equity	334.5	325.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	514.5	508.7

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in million of euro)
	30 June 10	31 Dec 09
Cash flows from operating activities:
Net earnings (loss)	(4.1)	(17.7)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	12.2	26.8
Employees' leaving entitlement	(0.7)	(2.1)
Deferred income taxes	(0.0)	3.7
Minority interest	0.1	0.4
(Gain) loss on disposal of assets	(0.1)	(0.1)
Unrealized foreign exchange losses and gains	2.7	(4.4)
Impairment of long lived assets	-	-
Deferred income for capital grants	(0.4)	(1.0)
Non monetary operating costs	13.8	23.3

Change in assets and liabilities:
Receivables, net	(5.6)	25.7
Inventories	(6.0)	10.4
Prepaid expenses and accrued income	0.2	(0.2)
Other assets	(3.5)	(8.2)
Accounts payable	(7.6)	(2.1)
Income taxes	0.3	1.9
Salaries, wages and related liabilities	(0.4)	(4.3)
Other liabilities	1.0	3.2

Net working capital	(21.6)	26.4

Net cash provided by operating activities	(11.9)	32.0

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3.1)	(9.2)
Disposals	0.1	0.2
Government grants received		1.9
Marketable debt securities:	-	-

Net cash used in investing activities	(3.0)	(7.1)

Cash flows from financing activities:
Long-term debt:
Proceeds	0.6	3.9
Repayments	(0.9)	(0.7)
Short-term borrowings	2.5	(8.9)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	2.2	(5.7)

Effect of translation adjustments on cash	5.3	(0.2)

Increase (decrease) in cash and cash equivalents	(7.4)	19.0

Cash and cash equivalents, beginning of the year	66.3	47.3

Cash and cash equivalents, end of the year	58.9	66.3

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa, +39 335 78 64 209 (cell)
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Giacomo Ventolone, +39 335 7276939 (cell)
gventolone@natuzzi.com
or
Vito Basile (Ufficio Stampa), + 39 080 8820676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: September 27, 2010

	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi